Mail Stop 3561

September 23, 2005

David Micek
Chief Executive Officer
Eagle Broadband, Inc.
101 Courageous Drive
League City, TX 77573-3925

Re: 	Eagle Broadband, Inc.
Form S-1, filed August 26, 2005
Amendment No. 1 to Form S-1, filed September 1, 2005
File No. 333-127895

Dear Mr. Micek:

      We have limited our review of your filings to the plan of distribution, terms of the sales to the selling shareholders and other issues we have addressed below and we have the following comments. Please amend the registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form S-1

General

1. We encourage you to file all exhibits with your next amendment or otherwise furnish us a draft of your legality opinion. We must review this document before the registration statement is declared effective, and we may have additional comments.

2. Please advise us in your response letter why it is not premature to register resales of the shares that have not yet been issued pursuant to your August 2005 financing. In this regard, we note that you state in your filings that you have "completed" a private placement in connection with your August 2005 financing. See, for example, the Letter to Shareholders in your Definitive Additional Materials filed September 8, 2005. However, that transaction does not seem to be completed for purposes of section 4(2) of the Securities Act, since you also disclose in that Letter that "we have sold 15,125,000 shares for gross proceeds of $2,041,875. However, in order to complete the financing, the American Stock Exchange is now requiring us to obtain shareholder approval in order to permit us to issue and sell the remaining 14,875,000 shares which will allow us to raise additional gross proceeds of $2,008,125."

In your response, provide your analysis whether or not the purchasers in your August 2005 financing are at market risk with respect to all of the securities you are registering for resale and whether they are irrevocably bound to purchase a set number of securities, all of those that you are registering for resale, for a set purchase price.
Tell us whether there has been a closing under the Securities Purchase Agreement and, if so, when and whether there will be any future closings. Also explain whether there are any conditions to closing the private placement of the securities being registered that are within the purchasers` control. In this regard, explain in your response letter whether or not the selling shareholders will be able to vote on the proposal to authorize the issuance of shares in connection with the August 2005 financing. The Definitive Additional
Materials filed September 8, 2005, at page 2 of the Proxy
Statement
Supplement, indicate that you sold a significant number of shares to some of these selling shareholders in offerings in February and April
2005.

See Interpretation No. 3S in Division of Corporation Finance:
Manual
of Publicly Available Telephone Interpretations (March 1999 supplement), which is available on our web site at http://www.sec.gov/interps/telephone/phonesupplement1.htm.

3. A condition to relying upon Section 4(2) of the Securities Act of
1933 is the absence of a public distribution in connection with the private sale of securities. Since it appears that conditions to the private sale of securities to the selling shareholders are not complete or are still within the control of the selling shareholders
(e.g. shareholder approval), tell us in your response letter why the filing of the registration statement does not undermine your reliance on Section 4(2).

Prospectus Summary, page 1

4. Please generally revise the disclosure in your registration statement regarding your August 2005 financing to clarify the number of shares you have sold, the amount of proceeds you have received and the dates on which those sales and payments occurred. Also clarify whether, and if so when, the warrant was issued to the Keystone Group and whether the number of shares into which it may be converted depends on the pending shareholder vote.

Risk Factors, page 6

We have a history of operating losses and may never achieve profitability., page 6

5. We note your statement that "In August 2005, the Company privately placed the sale of up to 30 million shares of its common stock for net proceeds of up to $3,766,500." Since you disclose elsewhere that you have not sold all of those shares, it does not seem appropriate to refer to that transaction as completed. See, for example, the Letter to Shareholders in your Definitive Additional Materials filed
September 8, 2005. Revise here and elsewhere as appropriate to clarify the status of that transaction.

Experts, page 48

6. We note your statements that you have incorporated your financial statements by reference to your periodic reports. Please revise to remove those statements since you may not use incorporation by reference for this purpose on Form S-1.

7. Similarly, we note your references to "the report of Malone & Bailey, P.L.L.C" and your disclosure that Malone & Bailey audited your financial statements for the year ended August 31, 2003. However, Lopez & Associates reaudited your financial statements for the year ended August 31, 2003. Revise the registration statement to delete the reference to Malone & Bailey in your experts section.

Where You Can Find More Information, page 48

8. You may revise your reference to the SEC`s public reference room to include the current address of our public reference room at 100 F
Street, N.E., Washington, DC 20549.

Part II - Information not Required in the Prospectus, page II-1

Item 15. Recent Sales of Unregistered Securities, page II-2

9. Please revise to disclose the consideration in each of these sales and name the directors and members of senior management to whom you sold securities. See Item 701(b) and (c) of Regulation S-K. For example, what amount of debt was satisfied by your December 2005 issuance to Jango? Similarly disclose the consideration for your October and September 2003 transactions.

Item 16. Exhibits, page II-4

10. Please revise to list the securities purchase agreements and other material agreements related to your financings in February, April and August, 2005. File those agreements as exhibits, if they have not yet been filed. See Item 601(b)(10) of Regulation S-K.

11. Also, please revise to remove your exhibits from the body of the registration statement. The exhibits should be separately filed and tagged on EDGAR as exhibits, and not appended to the body of the registration statement.


*   *   *   *   *


      Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a response letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Please submit the response letter on EDGAR as correspondence. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Daniel Zimmerman, Staff Attorney, at (202)
551-
3367 or me at (202) 551-3810 with any questions.


Sincerely,



Larry Spirgel
Assistant Director